FILE NO. 70-


                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                          APPLICATION/DECLARATION
                                    ON
                                 FORM U-1
                                UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

CONSOLIDATED EDISON, INC.                  NORTHEAST UTILITIES
(a New York Corporation)                   Western Massachusetts Electric
Consolidated Edison, Inc.                     Company
(a Delaware Corporation)                   The Quinnehtuck Company
Consolidated Edison of New York, Inc.      174 Brush Hill Road
4 Irving Place                             West Springfield, MA  01089
New York, N.Y.  10003
                                           The Connecticut Light and Power
Consolidated Edison Solutions, Inc.           Company
701 Westchester Avenue, Suite 201 West     Northeast Utilities Service
White Plains, N.Y.  10604                     Company
                                           NU Enterprises, Inc.
Consolidated Edison Development, Inc.      Northeast Generation Company
CED/SCS Newington, LLC                     Northeast Generation Services
CED Generation Holding Company,               Company
   LLC                                     Select Energy, Inc.
CED Management Company, Inc.               Mode 1 Communications, Inc.
CED Operating Company, L.P.                The Rocky River Realty Company
Consolidated Edison Energy                 Northeast Nuclear Energy
   Massachusetts, Inc.                        Company
CED-GTM 1, LLC                             Select Energy Portland Pipeline,
GTM Energy LLC                                Inc.
111 Broadway, 16th Floor                   Charter Oak Energy, Inc.
New York, N.Y. 10006                       107 Selden Street
                                           Berlin, CT  06037
Consolidated Edison Energy, Inc.
701 Westchester Avenue, Suite 201 West     Select Energy Contracting, Inc.
White Plains, N.Y. 10604                   24 Prime Parkway
                                           Natick, MA  01760
Consolidated Edison Communications,
   Inc.                                    North Atlantic Energy Services
132 West 31st Street, 13th Floor              Corporation
New York, N.Y.                             North Atlantic Energy Corporation
                                           Public Service Company of New
Orange and Rockland Utilities, Inc.          Hampshire
Rockland Electric Company                  1000 Elm Street
Pike County Light & Power Company          Manchester, NH  03105
1 Blue Hill Plaza                          Holyoke Water Power Company
Pearl River, NY  10965                     1 Canal Street
                                          Holyoke, MA  01040

                                          HEC Inc.
                                          Reeds Ferry, Inc.
                                          24 Prime Parkway
                                          Natick, MA  01760

                                          Yankee Energy System, Inc.
                                          107 Selden Street
                                          Berlin, CT  06037-1616

                                          Yankee Gas Services Company
                                          Yankee Energy Financial
                                             Services Company
                                          NorConn Properties, Inc.
                                          599 Research Parkway
                                          Meriden, CT  06450-1030

                                          Yankee Energy Services
                                             Company
                                          148 Norton Street
                                          P.O. Box 526
                                          Milldatle, CT  06467

                                          R.M. Services, Inc.
                                          639 Research Parkway
                                          Meriden, CT  06450-1030



                        CONSOLIDATED EDISON INC.

                 (Name of top registered holding company)

             Peter A. Irwin                 Cheryl W. Grise
             Consolidated Edison, Inc.      General Counsel
             4 Irving Place                 Northeast Utilities Service Company
             New York, New York  10003      107 Selden Street
                                            Berlin, CT 06037

                  (Name and address of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

          J.A. Bouknight, Jr.          Jeffrey C. Miller, Esq.
          Douglas G. Green             Assistant General Counsel
          James B. Vasile              Northeast Utilities
          Steptoe & Johnson LLP        Service Company
          1330 Connecticut Ave, NW     107 Selden Street
         Washington, D.C. 20036-1795   Berlin, CT 06037





Table of Contents

Item 1.   Description of the Proposed Transaction
  A.  Introduction
  B.  Description of New CEI and its Subsidiaries
  C.  Summary of Requested Approvals
  D.  Use of Proceeds
  E. Issuance of Securities; Incurrence of Indebtedness, Provision of Guarantees and Other Credit Support
1.  Merger Indebtedness
2.  New CEI and the Subsidiaries other than NU and its Subsidiaries
     a)  New CEI
       (i)  Financing Arrangements
       (ii)  Financing Subsidiaries
       (iii)  New CEI Investments in and Support of Nonutility
              Subsidiaries
       (iv)  Investment in EWGs and FUCOs and Calculation of
              Consolidated Retained Earnings
     b)  The Intermediate Holding Companies and the Utility
           Subsidiaries

  F.  New CEI Money Pool
  G.  Consolidation  and Reorganization of Nonutility Subsidiaries
  H.  Payment of Dividends by New CEI Non-Utility Subsidiaries
  I.  Establishment of Service Companies and Approval of Service Agreements
  J. Provision of Services by the Non-Utility Subsidiaries to Other Non-Utility Subsidiaries at Other than "Cost"
  K.  Activities of Rule 58 Subsidiaries Outside the United States
  L.  New CEI Stock Plans
1.  The New CEI Drip
2.  Incentive Compensation Plans
3.  Other Plans
  M.  Interest Rate Hedges
  N.  Tax Allocation Agreement
  O.  Low Income Housing Tax Credit Property Investments and Other
      Investments.
  P.  Certificates of Notification

Item 2 Fees, Commissions and Expenses

Item 3  Applicable Statutory Provisions

  A.  Issuance of Securities, Incurrence of Indebtedness, Provisions of
       Guarantees
  B.  Services Among Non-Utility Subsidiaries at Other than "Cost"
  C. Inclusion of NU CREs in New CEI's Calculation of CREs for purposes of Rule 53(a)
  D.  CECONY and CEDI Investments.
  E.  Compliance with Rules 53 and 54

Item 4.  Regulatory Approvals

Item 5 Procedure

Item 6 Exhibits and Financial Statements

Item 7 Information as to Environmental Effects


Item 1.  Description of Proposed Transaction

A.  Introduction

Consolidated Edison, Inc. ("CEI"), a New York corporation currently a public utility holding company exempt from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") by virtue of Section 3(a)(1) of the Act, and Northeast Utilities ("NU"), a Massachusetts business trust currently a registered public utility holding company under the Act, filed an Application/Declaration on Form U-1 on January 20, 2000 (See File 70-9613) seeking approvals relating to the proposed combination of NU with CEI (the
"Merger Application").   Under the proposal, CEI will merge with and into
Consolidated Edison, Inc. (formerly CWB Holdings, Inc.), a new Delaware holding company ("New CEI") which is currently a wholly-owned subsidiary of CEI (the "CEI Merger"). New CEI will be the surviving entity of this merger. NU will merge with N Acquisition LLC, a Massachusetts limited liability company controlled by New CEI, with NU being the surviving entity (the "NU Merger" and together with the CEI Merger collectively, the "Mergers"). The Mergers are more fully described in the Amended and Restated Agreement and Plan of Merger dated as of January 11, 2000 (the "Merger Agreement") and described in more detail in the Merger Application, which description is incorporated by reference herein. Upon consummation of the Mergers, New CEI intends to register as a holding company pursuant to Section 5 of the Act. New CEI, CEI and NU herein seek authorization and approval of the Commission with respect to the ongoing financing activities of New CEI and its subsidiaries, intrasystem extensions of credit, the creation of service companies, the payment of dividends out of capital and unearned surplus and other related matters pertaining to the combined company after giving effect to the Mergers.

B.  Description of New CEI and its Subsidiaries

New CEI is authorized under its Amended and Restated Certificate of Incorporation (see Exhibit A-1 hereto), to issue 510,000,000 shares consisting of 500,000,000 shares of Common Stock, par value $.10 per share ("Common Stock") and 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). Immediately following the Mergers, New CEI expects that it will have issued and outstanding approximately 268,000,000 shares of Common Stock. New CEI has not issued any Preferred Stock The cash portion of the consideration to be paid in the Mergers will be financed by the issuance of approximately $2 billion of unsecured debt or a mix of unsecured debt and hybrid debt securities ("NU Acquisition Debt") or a combination of NU Acquisition Debt and Preferred Stock and cash on hand. The hybrid securities, which are considered debt for financial statement purposes, would be structured to have characteristics of both debt and equity (for example, the ability of the issuer to defer interest) and may have maturities ranging up to 50 years. The terms and conditions of the Acquisition Debt and Preferred Stock, if any, have not been negotiated as of the time of this filing. The choice of hybrid securities would come from any of several proprietary structures currently marketed by established financial institutions It is expected that the NU Acquisition Debt will ultimately have a maturity of not more than 50 years. Immediately after the Mergers, it is projected that common equity as a percentage of the pro forma consolidated capitalization of New CEI and its subsidiaries will be between 35-40%.

Upon completion of the Mergers, New CEI will own, directly or indirectly, interests in the following public utility companies, each of whom will be wholly-owned by companies in the New CEI system:

Consolidated Edison Company of New York, Inc. ("CECONY"), a New York corporation which provides gas and electric service to its customers in New York City and Westchester County and steam service to customers in part of Manhattan.

Orange and Rockland Utilities, Inc. ("O&R"), a New York corporation, provides retail gas and electric services to its customers in the southeastern section of New York. O&R is a public utility holding company exempt from the provisions of the Act by virtue of Section 3(a)(2).

Rockland Electric Company ("RECO"), a New Jersey corporation and subsidiary of O&R, provides electric service to customers in parts of New Jersey.

Pike County Light and Power Company ("Pike"), a Pennsylvania corporation and subsidiary of O&R, provides electric and gas service to customers in the northeast corner of Pike County in Pennsylvania.

The Connecticut Light and Power Company ("CL&P"), a Connecticut corporation, provides electric service to customers in Connecticut.

Western Massachusetts Electric Company ("WMECO"), a Massachusetts corporation provides electric service to customers in the western part of Massachusetts.

Public Service Company of New Hampshire ("PSNH"), a New Hampshire corporation, provides electric retail service to customers in portions of New Hampshire.

North Atlantic Energy Corporation ("NAEC"), a New Hampshire corporation, is a special-purpose operating subsidiary that owns a 35.98 percent interest in the Seabrook Nuclear Generating Facility ("Seabrook") in Seabrook, New Hampshire and sells its share of the capacity and output from Seabrook to PSNH under two life-of-unit, full-cost recovery contracts.

Holyoke Water Power Company ("HWP"), a Massachusetts corporation, provides electric service to a limited number of customers in Holyoke, Massachusetts and has a public utility subsidiary, Holyoke Power and Electric Company ("HPE").

Yankee Gas Services Company ("Yankee Gas"), a Connecticut corporation, provides gas services to customers in parts of Connecticut.

Northeast Nuclear Energy Company, a Connecticut corporation, is an operating subsidiary that operates the Millstone Nuclear Power Plants.

Collectively, the twelve subsidiaries (including HPE) referenced above are referred to herein as the "Utility Subsidiaries." In addition, NU will remain in existence as a first-tier registered public utility holding company subsidiary of New CEI following the Mergers and Yankee Energy System, Inc. ("YES") will remain as a public utility holding company under NU. NU and YES are sometimes referred to herein as the "Intermediate Holding Companies."

Upon completion of the Mergers, New CEI will also own interests in four companies owning nuclear power plants, namely, Maine Yankee Atomic Power Company, which has permanently shut down its nuclear electric generating plant located in Wiscasset, Maine, Yankee Atomic Electric Company, which has permanently shut down its plant located in Rowe, Massachusetts, Connecticut Yankee Atomic Power Company, which has permanently shut down its plant in Haddam, Connecticut and Vermont Yankee Nuclear Power Company, which has contracted to sell its nuclear plant located in Vernon, Vermont. In addition, CL&P and WMECO each own an interest in the Millstone 1 and 2 nuclear power plants located in Waterford, Connecticut (Millstone 1 has been permanently shut down), CL&P, WMECO and PSNH each own an interest in the Millstone 3 nuclear power plant, NAEC and CL&P each own an interest in Seabrook and CECONY owns the Indian Point 1 nuclear power plant, which has been permanently shut down, and the Indian Point 2 nuclear power plant.

Upon completion of the Mergers, New CEI will also directly or indirectly own approximately 50 other subsidiary companies that are not public utility companies under the Act. Such entities are collectively referred to herein as the "Nonutility Subsidiaries." A more complete description of the Utility Subsidiaries and Nonutility Subsidiaries may be found in the Merger Application, which descriptions are incorporated herein by reference. Attached as Exhibit I-1 is a chart showing the proposed corporate chart of the combined companies. The Utility Subsidiaries, the Nonutility Subsidiaries and the Intermediate Holding Companies are sometimes referred to herein as the "Subsidiaries."

C.  Summary of Requested Approvals.

New CEI and the Subsidiaries, as specified below, hereby request approval for a program of external financing, credit support arrangements, and other related proposals for the period through June 30, 2005
("Authorization Period"), as follows:

(i) New CEI requests authority to issue up to 56 million shares of its Common Stock to shareholders of NU and to issue the Acquisition Debt, both in connection with the NU Merger;

(ii) New CEI and the Subsidiaries, including NU and its subsidiaries, request authority to maintain in effect through the Authorization Period, all existing credit facilities and financing arrangements and to maintain outstanding all indebtedness and similar obligations created thereunder as of the date of the closing of the Merger (including the NU Acquisition Debt) and to amend, renew, extend, and/or replace any of such credit facilities, financing arrangements, indebtedness or similar obligations up to the aggregate dollar amounts specified below, subject to the terms and conditions set forth below;

(iii) New CEI requests authority to issue and sell from time to time, pursuant to its dividend reinvestment plan and stock-based management incentive and employee benefit plans or in exchange for securities or assets being acquired from other companies, up to 50 million shares of Common Stock (as such number may hereafter be adjusted to reflect any stock split);

(iv) New CEI requests authority to issue and sell from time to time (A) up to $ 500 million of Preferred Stock, (B) up to $3.15 billion principal amount at any time outstanding of unsecured indebtedness having maturities of one year or less (hereinafter, "Short-term Debt"), and (C) long term debt ("Debentures") provided that the aggregate principal amount of Debentures at any time outstanding, when added to the aggregate principal amount of all other indebtedness of New CEI at any time outstanding (including, specifically, Short-term Debt and NU Acquisition Debt), shall not exceed $ 4.25 billion (the "New CEI Debt Limit") and New CEI's consolidated equity capitalization is not less than 30%. NU received Commission authorization to issue up to $400 million in Short-term Debt through December 31, 2000
(Holding Co. Act Rel. 35-27103). New CEI and NU request authorization for NU to issue such debt from time to time through the Authorization Period. NU received Commission authorization to issue up to $275 million in short or long term debt for the purpose of acquiring YES (the "YES Acquisition Debt") through June 30, 2002 (Holding Co. Act Rel. 27127, January 31, 2000). New
CEI and NU request authorization for NU to amend, renew, extend, and/or replace the YES Acquisition Debt through the Authorization Period. In the event that New CEI determines that it is more beneficial for New CEI to issue NU's authorized Short-term Debt instead of NU, New CEI requests that the aggregate amount of Short-term Debt which New CEI and NU together be authorized to issue be set at $3.55 billion with NU's limit set at $400 million and the New CEI Debt Limit be increased to $4.65 billion. In the event that New CEI determines that it is more beneficial for New CEI to issue the YES Acquisition Debt instead of NU, New CEI requests authorization to replace the YES Acquisition Debt with short or long term debt issued by New
CEI with the New CEI Debt Limit being increased by $275 million to $4.925 billion.

(v) The Utility Subsidiaries and Intermediate Holding Companies request authority to issue, sell and have outstanding at any one time Short-term Debt in the following aggregate principal amounts:

        Utility Subsidiaries            Aggregate Principal Amount

             CECONY                   $ 800 million
             O&R                      $ 100 million
             Pike                     $  10 million
             RECO                     $  30 million
             CL&P                     $ 375 million*
             WMECO                    $ 250 million*
             PSNH                     $ 225 million*
             NAEC                     $ 200 million*
             Yankee Gas               $ 100 million**
             HWP                      $   5 million*
             NNECO                    $  75 million**

      Intermediate Holding Company        Aggregate Principal Amount

             NU                       $ 400 million*
             YES                      $  50 million**

* The amounts listed above for NU and its subsidiaries, other than NAEC, were previously authorized by the Commission in Holding Co. Act Rel. No. 35-27103. No increase in such short-term debt limits is being requested in this Application other than the limit for NAEC which the Applicants request be increased from $60 million to $200 million.

** The amounts listed above for NNECO, YES and Yankee Gas are the same as the amounts described in post-effective amendment No. 14 in File 70-8875. An order has not yet been received.

(vi) To the extent that such transactions are not exempt under Rule 52(b), the Nonutility Subsidiaries request authority to issue and sell from time to time during the Authorization Period debt and equity securities in order to finance their authorized operations;

(vii) New CEI requests authority to provide guaranties and other forms of credit support ("New CEI Guaranties") with respect to the securities or other obligations of its Nonutility Subsidiaries in an aggregate principal or nominal amount not to exceed $1.5 billion at any one time outstanding. NU intends to continue to provide guaranties and other forms of credit support with respect to the securities or other obligations ("NU Guaranties") of the nonutility subsidiaries of NU in an aggregate amount not to exceed $500 million, as authorized through December 31, 2002 in Commission order Holding Co. Act Rel. No. 35-27093 (October 21, 1999). NU herein seeks authority to issue NU Guaranties through the Authorization Period. New CEI also requests authority to undertake an additional $500 million of guaranties so that it may assume any of the NU guaranties it deems necessary and appropriate to acquire; In such event, the New CEI guaranties could aggregate up to $2 billion.

(viii) New CEI and, to the extent not exempt under Rule 52, the Subsidiaries request authority to enter into hedging transactions ("Interest Rate Hedges") with respect to outstanding indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure;

(ix) New CEI requests authority to establish and maintain Corporate Services Company ("CorpCo") and Nonutility Service Company ("Nonutility ServCo") as subsidiary service companies of New CEI and requests approval of the Service Agreements described herein;

(x) As permitted by Rule 87(b)(1), Nonutility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant to Rule 90(d), such companies request authority to perform such services and to sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations that are noted below;

(xi) New CEI requests authority on behalf of any current and future subsidiary formed pursuant to Rule 58 promulgated under the Act ("Rule 58 Subsidiaries") to engage in certain categories of activities permitted thereunder outside the United States;

(xii) New CEI and the Subsidiaries request authority to acquire the equity securities of one or more special-purpose subsidiaries ("Financing Subsidiaries") organized for the sole purpose of issuing and selling securities, lending, dividending or otherwise transferring the proceeds thereof to New CEI or an entity designated by New CEI, and engaging in transactions incidental thereto, subject to the New CEI Debt Limit and the other conditions set forth herein;

(xiii) New CEI requests approval for an agreement among New CEI and the Subsidiaries to allocate consolidated income tax (the "Tax Allocation Agreement") as described herein;

(xiv) New CEI and the Subsidiaries seek authorization to maintain a money pool for companies within the New CEI System (the "New CEI Money Pool"); and

(xv) New CEI seeks authorization to include the amount of consolidated retained earnings of NU as of the date immediately prior to the Mergers in New CEI's calculation of its consolidated retained earnings for purposes of Rule 53(a)(1)(ii). <FN1>. In the alternative, New CEI requests that the aggregate amount of EWG and FUCO investments made by CEI prior to the Mergers be "grandfathered" and allowed by the Commission without being included in the calculation of New CEI's investment in EWGs and FUCOs for purposes of Rule 53.

(xvi) New CEI seeks authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries under one or more new or existing subsidiaries.

_________________
<FN1> Rule 53 (a), subject to conditions specified in Rule 53(b), allows a registered holding company to issue or sell securities equal to up to 50% of its "average consolidated retained earnings" to finance the acquisition of an exempt wholesale generator or foreign utility company.
_______

(xvii) New CEI requests authority on behalf of CECONY and Consolidated Edison Development, Inc. ("CEDI"), to retain CECONY's current low income housing tax credit ("LIHTC") investments and to permit CEDI to invest in a limited number of LIHTC properties in the United States from time to time during the Authorization Period up to an aggregate amount of $500 million and to retain its investment in the New York City Discovery Fund ("NYCDF").

D.  Use of Proceeds.

The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) the refunding of the NU Acquisition Debt and the YES Acquisition Debt, (ii) financing, in part, investments by and capital expenditures of New CEI and its Subsidiaries, including, without limitation, the funding of future investments in exempt wholesale generators ("EWG"), Foreign Utility Companies ("FUCO"), Rule 58 Subsidiaries, and exempt telecommunications companies ("ETC"), (iii) the repayment, redemption, refunding or purchase by New CEI or any Subsidiary of any of its own securities from non-affiliates pursuant to Rule 42, and (iv) financing working capital requirements of New CEI and its Subsidiaries.

New CEI represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. New CEI states that the aggregate amount of proceeds of financing and New CEI Guaranties approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to New CEI's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of New CEI's "consolidated retained earnings" (also as defined in Rule 53). Further, New CEI represents that proceeds of financing and New CEI Guaranties and NU Guaranties utilized to fund investments in Rule 58 Subsidiaries will adhere to the limitations of that rule.

E. Issuance of Securities; Incurrence of Indebtedness; Provision of Guarantees and other Credit Support.

1. Securities Issued In Connection with the Merger

                  a. NU Acquisition Debt

New CEI is not currently a holding company.  Subsequent to the CEI
Merger and prior to the closing of the NU Merger, New CEI will be a holding company exempt from the registration requirements of the Act and, thus, will not be subject to Sections 6(a) and 7 of the Act. Subsequent to the Mergers, New CEI will become a registered holding company under the Act. NU now is, and following completion of the Mergers, will continue to be, a registered holding company subject to the provisions of Sections 6(a) and 7 of the Act.

In connection with the CEI Merger, each share of CEI common stock will be converted, without exchange or other action of the shareholders, to a share of New CEI common stock. The CEI Merger and the exchange of New CEI common stock thereby contemplated do not require Commission approval under the Act.

New CEI will, in connection with the NU Merger, incur the NU Acquisition Debt and will also issue common stock and deliver cash to the shareholders of NU. New CEI anticipates that the cash portion of the consideration given for the NU Shares will initially be obtained through the issuance of the Acquisition Debt. New CEI requests Commission authorization to issue NU Acquisition Debt from time to time through the Authorization Period in an amount sufficient to satisfy the cash portion of the consideration in connection with the NU Merger, estimated not to exceed $2 billion, and to refund and replace any and all NU Acquisition Debt initially issued. The NU Acquisition Debt may include short or long term notes, debentures, medium-term notes and hybrid securities and/or borrowings from banks and other financial institutions. Any long-term debt security will have such designations, aggregate principal amounts, maturities, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms and other terms and conditions as New CEI may determine at the time of issuance.

The effective cost of money on short-term NU Acquisition Debt will not exceed at issuance 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR") Securities. The effective cost of money on long-term NU Acquisition Debt will not exceed at issuance 500 basis over comparable term U.S. Treasury Securities. The maturity of any such indebtedness will not exceed 50 years from the date of issuance. The underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the Application will not exceed 2.5% of the principal or total amount of the financing.

         b. Stock Issued

The New CEI common stock to be issued to NU and CEI shareholders as consideration in connection with the Mergers has been registered on Form S-4 under the Securities Act of 1933 (Registration No. 333-31390). The New CEI Common Stock is described in a Registration Statement in such file, as amended, which was declared effective by the Commission on March 1, 2000. Such Registration Statement is hereby incorporated by reference herein and listed as Exhibit C-1. As a result of the issuance of the Acquisition Debt and the New CEI shares, New CEI's consolidated capital structure after the Mergers will approximate 61.7%% debt, 36.5% common equity, and 1.8% preferred stock. New CEI hereby requests authorization to issue upto 56 million shares of New CEI stock to NU shareholders to satisfy the stock portion of the merger consideration.

New CEI and its Subsidiaries (including NU and the NU Subsidiaries) seek to maintain their existing financing arrangements and other commitments and to continue to carry on their newly combined business without undue interruption. Consequently, New CEI requests that the Commission authorize
New CEI, NU and their respective subsidiaries, through the Authorization
Date, to continue to finance their operations in the same manner as prior to closing of the Merger all as more specifically described herein. In that connection, New CEI commits that, from and after the Mergers and for the period through the Authorization Date, New CEI, as the registered holding company parent of the combined consolidated CEI-NU system, will maintain and will cause each of its public utility subsidiaries to maintain at least 30% common equity in its respective capital structure, except that under certain circumstances set forth in an application/declaration on Form U-1 filed by NU in File No. 70-9541 related to restructuring of the electric industry in New England, NU's consolidated common equity ratio, and the common equity ratio of NU's utility subsidiaries may, as allowed by Commission order therein (Holding Co. Act Rel. No. 35-27147, March 7, 2000), decline below 30% for the periods described therein. Following the Mergers, New CEI's consolidated equity capital is not expected to fall below 30% of consolidated capitalization.

2.  Post-Merger Financing

    a. New CEI

i. Financing Arrangements

CEI currently maintains in effect the following separate credit and financing facilities which will be assumed by New CEI pursuant to the CEI
Merger:

CEI maintains two revolving credit agreements. The first is a $175,000,000 facility with seven major banks which terminates on December 3, 2003. The second is a $175,000,000 facility with thirteen major banks which terminates on November 29, 2000 (collectively, the "CEI Credit Facility").

CEI may borrow directly against these facilities or may use them to support the issuance of commercial paper, which is sold through dealers to the market, at a discount from par.

As discussed above, New CEI will be incur the NU Acquisition Debt to finance the cash component of the consideration to be paid to NU shareholders in connection with the NU Merger. In addition, it is possible that, prior to the Mergers, CEI will seek to increase the commitments of the lenders, and borrow, under the CEI Credit Facility and/or enter into additional credit facilities renewing, extending and/or replacing the CEI Credit Facility.

New CEI hereby requests Commission authorization to assume and maintain in effect the above described financing arrangements, any additional financing arrangements entered into by CEI prior to the completion of the Mergers and any amendments, renewals, extensions or replacements thereof entered into prior to completion of the Mergers, obligations under which are in the aggregate not expected to exceed the New CEI Debt Limit of $4.925 billion. New CEI further requests authority through the Authorization Date for New CEI to amend, renew, extend and/or replace any financing arrangement entered into by CEI prior to completion of the Mergers and which remains in effect on the date the Mergers are completed; provided that no such amendment, renewal,extension and/or replacement which is effected following completion of the Mergers shall cause its obligations in the aggregate to exceed the New CEI Debt Limit or provide for a cost of money to exceed 500 basis points over LIBOR for comparable short term or variable rate debt or 500 basis points over comparable U.S. Treasury securities for long term debt or provide for a final maturity date of more than 50 years from date of issuance unless the Commission shall otherwise approve or such amendment, renewal, extension and/or replacement shall not require Commission approval under the Act and the rules and regulations promulgated thereunder.

New CEI further requests authorization to enter into additional financing arrangements similar to those described above for the period from and after the Mergers through the Authorization Date; provided that the aggregate principal amount of debt obligations incurred by New CEI (including the debt assumed from CEI and the NU Acquisition Debt) pursuant to this request for authorization shall not exceed the New CEI Debt Limit, the cost of money relative to such financing shall not exceed 500 basis points over LIBOR for comparable short term debt or variable rate debt or 500 basis points over comparable Treasury Securities for long term debt and the final maturity of securities issued shall not exceed 50 years from date of issuance.

Within 90 days following completion of the Mergers, New CEI will, pursuant to Rule 24, notify the Commission of all financing arrangements entered into by CEI prior to the Mergers and which will be assumed by New CEI and remain in effect upon the closing of the Mergers. Thereafter, New CEI will, pursuant to Rule 24, notify the Commission of all New CEI financings occurring within any fiscal quarter of New CEI within 60 days following the end of such fiscal quarter.

In addition to the foregoing financing facilities, CEI also supports the operations of its non-utility subsidiaries through capital contributions, guarantees and other support arrangements. New CEI's non-utility businesses will be principally conducted through "Non-Utility Holding Company," a new wholly owned subsidiary of New CEI (together with its subsidiaries, the "Non-Utility Subsidiaries.") The Non-Utility Subsidiaries are principally involved in energy-related and telecommunications businesses.

ii. Financing Subsidiaries

New CEI and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of such companies through the issuance of long-term debt or equity securities, including but not limited to hybrid securities, to third parties and the transfer of the proceeds of such financings by such Financing Subsidiaries to New CEI or to a Subsidiary, as the case may be. New CEI may, if required, guaranty or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries may also provide guaranties and enter into expense agreements, if required, on behalf of any Financing Subsidiaries which they organize pursuant to Rules 45(b)(7) and 52, as applicable.

If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on New CEI Guaranties or NU Guaranties, as the case may be, set forth above. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guaranty not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on New CEI Guaranties or NU Guaranties, as the case may be. New CEI requests that the Commission reserve jurisdiction over any transfer of proceeds of financing by any Financing Subsidiary to New CEI pending completion of the record. The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., et al., Holding Co. Act Rel. No. 27000 (April 7,
1999); and Ameren Corp., et al., Holding Co. Act Rel. No. 27053 (July 23,
1999).

iii. New CEI Investment in and Support of the Non-Utility Subsidiaries.

As of the date of this Application/Declaration, CEI had approximately
$370   million of guaranties ("CEI Guaranties") which guarantee payment and performance obligations of the Non-Utility Subsidiaries pursuant to various agreements, which guaranties will be assumed by New CEI as a result of the CEI Merger. In addition, NU has Commission authorization to issue up to $500 million in NU Guaranties, though NU is further restricted under its revolving credit facility to issuing up to $350 million of NU Guaranties outstanding. It is expected that some of the NU Guaranties may be assumed by New CEI.

New CEI hereby requests authorization to maintain in place the guaranties and other credit support arrangements outstanding at the time of the Mergers. New CEI further requests authorization for the period from and after the Mergers through the Authorization Date to provide additional guaranties or other credit support for the Non-Utility Subsidiaries, including through the assumption of NU Guaranties; provided that the aggregate amount guaranteed by New CEI pursuant to this authorization does not exceed $1.5 billion or up to $2 billion if New CEI has to assume the NU Guaranties. Securities issuances, including guaranties and other credit support, made by New CEI and the other Non-Utility Subsidiaries will be effected in compliance with all applicable laws and regulations, including, if applicable, the Act and Rule 52. NU requests that the Commission grant
NU authorization to issue up to $500 million in Guaranties through the Authorization Period replacing the authority granted in Commission Order 35-27093. New CEI and NU believe that, subsequent to the Mergers, certain beneficiaries of the NU Guaranties may seek an assumption by New CEI of the NU Guaranties, in effect obtaining a replacement of the NU Guaranties by New CEI Guaranties. For that reason, in addition to the $1.5 billion of New CEI Guaranties for which authorization is sought herein, New CEI requests authority to assume or replace some or all of the NU Guaranties up to an additional
$500 million. In no event will the sum of the aggregate amount of outstanding guaranties issued by NU and the aggregate amount of NU Guaranties assumed or replaced by New CEI Guaranties exceed $500 million.

Within 90 days following completion of the Mergers, New CEI will, pursuant to Rule 24, notify the Commission of all equity investments in, and guaranties or other credit support for or on behalf of, the Non-Utility Subsidiaries made or provided prior to the Mergers and which will remain in effect upon closing of the Mergers. Thereafter, New CEI will, pursuant to Rule 24, notify the Commission of all further equity investments in, and guaranties or other credit support for or on behalf of, the Non-Utility Subsidiaries made or provided during any fiscal quarter of New CEI within 60 days following the end of such fiscal quarter.

 iv. Investment in EWGs and FUCOs and Calculation of CREs.

Each of CEI and NU holds investments in various EWGs and FUCOs. CEI's specific EWG and FUCO investments are described in detail in Exhibit J-1.

NU owns one EWG, Northeast Generation Company ("NGC"), which owns and operates various hydro-electric and pumped storage electric generation plants in Massachusetts and Connecticut. This EWG investment is described in more detail in NU's application/declaration on Form U-1, as amended, in File
No. 70-9543. On a pro forma consolidated basis, at December 31, 1999, CEI and NU together had invested $859 million in EWGs and FUCOs which represents approximately 17.2% of New CEI's pro forma "average consolidated retained earnings" ("CREs") (as calculated for purposes of Rule 53) as of March 31, 2000 ($5 billion), after giving effect to the accounting treatment for the Mergers which does not include the amount of NU's CREs in the calculation of New CEI's CREs. This percentage is well within the "safe harbor" provisions of the Rules. However, if the Commission grants the request herein to credit to New CEI's CREs the amount of NU's "average" CREs immediately prior to the Mergers (approximately $642 million at March 31, 2000), the percentage decreases to approximately 15.4%.

b.  The Intermediate Holding Companies and the Utility Subsidiaries

The Intermediate Holding Companies and the Utility Subsidiaries currently maintain in effect the following credit and financing facilities:

CECONY maintains three revolving credit agreements. The first is a $375,000,000 facility with eight major banks which terminates December 23, 2002. The second is a $125,000,000 facility with thirteen major banks which terminates on November 29, 2000. The third is a $50,000,000 facility with Mellon Bank which terminates on June 30, 2000.

O&R maintains a $100,000,000 facility with thirteen major banks which terminates on November 29, 2000.

CECONY and O&R may borrow directly against these facilities or may use them to support the issuance of commercial paper, which is sold through dealers to the market, at a discount from par.

These facilities do not include letters of credit supporting CECONY and O&R tax-exempt debt. The debt issues of CEI's subsidiaries themselves are listed in Exhibit K-1

NU maintains a short-term Credit Agreement dated as of November 19, 1999 ("NU Credit Agreement"), among NU and several banks with United Bank of California as Administrative Agent. The NU Credit Agreement provides a credit facility of up to $350 million comprised of borrowing commitments and letter of credit commitments. The NU Credit Agreement has a termination date of November 17, 2000.

Also outstanding is a short-term Credit Agreement dated as of November 19, 1999 ("Regulated Credit Agreement"), among CL&P and WMECO on the one hand and several banks with Citibank, N.A. as Administrative Agent on the other. The Regulated Credit Agreement provides a credit facility of up to $500 million comprised of borrowing commitments. The Regulated Credit Agreement has a termination date of November 17, 2000.

YES currently has two outstanding revolving lines of credit totaling
$25 million, and Yankee Gas currently has a revolving line of credit of $60 million, each of whcih expire November 17, 2000.

New CEI hereby requests, on behalf of the Intermediate Holding Companies and the Utility Subsidiaries, to the extent not exempted by Rule 52(a), Commission authorization to maintain in effect the above described financing arrangements, any additional financing arrangements entered into by such Intermediate Holding Companies and Utility Subsidiaries prior to the completion of the Mergers and any amendments, renewals, extensions or replacements thereof entered into prior to completion of the Mergers. These financing arrangements are not expected to exceed $800 million in the case of CECONY, $100 million in the case of O&R, $10 million in the case of Pike and $30 million in the case of RECO, $ 375 million in the case of CL&P, $ 250 million in the case of WMECO, $ 225 million in the case of PSNH, $ 200 million in the case of NAEC, $ 100 million in the case of Yankee Gas, $5 million in the case of HWP, $75 million in the case of NNECO, $400 million in the case of NU and $50 million in the case of YES (collectively, the "New CEI Subsidiary Limits").

New CEI further requests, on behalf of the Intermediate Holding
Companies and the Utility Subsidiaries, to the extent not exempted by Rule 52(a), Commission authorization, during the period from and after the Mergers through the Authorization Date, to amend, renew, extend and/or replace any financing arrangement entered into by the Intermediate Holding Companies and the Utility Subsidiaries prior to completion of the Mergers and which remain in effect on the date the Mergers are completed; provided that no such amendments, renewal, extension and/or replacement which is effected following completion of the Mergers shall exceed the respective New CEI Subsidiary Limits, or provide for a cost of money to exceed 500 basis points over LIBOR for comparable short term or variable rate debt unless the Commission shall otherwise approve or such amendment, renewal, extension and/or replacement shall not require Commission approval under the Act and the rules and regulations promulgated thereunder. New CEI further requests, on behalf of the Intermediate Holding Companies and the Utility Subsidiaries, to the extent not exempted under Rule 52(a), authorization to enter into additional financing arrangements similar to those described above for the period from and after the Mergers through the Authorization Date; provided that the cost of money relative to such financing shall not exceed 500 basis points over LIBOR for comparable term securities; the final maturity of securities issued shall not exceed 364 days and the additional aggregate principal amount of debt obligations incurred by the CEI Utility Subsidiaries shall not exceed the respective New CEI Subsidiary Limit.

F.  New CEI Money Pool

New CEI and the Subsidiaries propose establishing a system-wide Money
Pool (the "Money Pool"), which will be administered by CorpCo under the direction of an officer in the CorpCo Treasury Organization. The Money Pool will consist principally of surplus funds in the treasury of Money Pool participants, including New CEI. The funds available to the Money Pool will be loaned on a short-term basis to those Subsidiaries, other than any exempt telecommunications company subsidiary of New CEI, including Mode 1, Inc. ("Mode 1") and Consolidated Energy Communications, Inc. ("CECI", and together with Mode 1, the "Nonborrowing Companies"), that have a need for short-term funds, subject to certain limitations described therein. Funds would be made available from such sources in such order as CorpCo, as administrator of the Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Money Pool participant at any time has surplus funds to lend to the Money Pool or shall lend funds to the Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit L-1 for a copy of the Form of Money Pool Agreement.

Borrowings from the Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof.
No party would be required to effect a borrowing through the Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Money Pool would be made to, and no borrowings through the Money Pool would be made by the Nonborrowing Companies. Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" (or "A-1" or "P-1" or their equivalent for short term debt) by a nationally recognized rating agency;
(iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) moneymarket funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder and approved by the Massachusetts Department of Telecommunications and Energy pursuant to Massachusetts General Laws Chapter 164, Section 17A and the regulations thereunder.

In addition to surplus funds, funds borrowed by New CEI through the issuance of short-term notes, by selling commercial paper or by borrowing under a credit facility with third party lenders are a source of funds for making open account advances to certain of its Subsidiaries through the Money Pool. The potential recipients of such open account advances will be all the companies in the New CEI System with the exception of the Nonborrowing Companies. Such sorts of arrangements have in the past resulted in a reduction in borrowing costs to the recipients because the parent often has access to funds at lower interest rates than its subsidiaries and/or because the transaction costs of arranging several small financings to meet the needs of the smaller subsidiaries are higher than the costs of arranging one larger financing by the parent. The amounts to be borrowed by New CEI for the purpose of making open account advances and to be borrowed through the Money Pool by the Subsidiaries (other than the Nonborrowing Companies) will also be subject to the short-term limits on the aggregate amount outstanding for which approval is sought in this filing.

PSNH and NAEC will not be entitled to borrow funds through the Money
Pool that are attributable to contributions from WMECO unless and until the MDTE has issued an order authorizing WMECO to lend funds to PSNH or NAEC, as the case may be, through the Money Pool.

New CEI requests that the Commission reserve jurisdiction over any PSNH and NAEC borrowings of Money Pool funds attributable to contributions thereto by WMECO until such time as the MDTE has issued an order authorizing such borrowings. Without such an order, WMECO may not lend money to PSNH or NAEC through the Money Pool. In the event that such an order is received from the MDTE, New CEI will file a post-effective amendment hereto seeking the necessary Commission approvals.

Money Pool transactions will be designed to match, on a daily basis, the available cash of New CEI and the Subsidiaries and the short-term borrowing requirements of the Subsidiaries (other than the Nonborrowing Companies), thereby minimizing the need for short-term borrowings to be made by the Subsidiaries (other than the Nonborrowing Companies) from external sources.
To this end, it is anticipated that the short-term borrowing requirements of the Subsidiaries (other than the Nonborrowing Companies) will be met, in the first instance, with the proceeds of borrowings available through the Money Pool, and thereafter, to the extent necessary, with the proceeds of external short-term borrowings. Those participants in the Money Pool without access to the commercial paper market will have priority as borrowers from the Money Pool, and all the companies in the New CEI system, with the exception of the Nonborrowing Companies, will be eligible to borrow through the Money Pool from the proceeds of external borrowings by New CEI. If at any time there are funds remaining in the Money Pool after satisfaction of the borrowing needs of the borrowers, CorpCo, as agent for the Money Pool, will invest those funds as described above and allocate the earnings on any such investments among the Money Pool participants, providing such excess funds on a pro rata basis according to the amount of the funds so provided.

All borrowings from and contributions to the Money Pool, including the open account advances, will be documented and will be evidenced on the books of each participant that is borrowing from or contributing surplus funds to the Money Pool. Any participant contributing funds to the Money Pool may withdraw those funds at any time without notice to satisfy its daily need for funds. Except for loans from the proceeds of external borrowings by New CEI, all loans will be payable on demand, may be prepaid by any borrowing participant at any time without premium or penalty and will bear interest for both the borrower and lender, payable monthly, equal to the daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York.
Loans from the proceeds of external borrowings by New CEI will bear interest at the same rate paid by New CEI on its borrowings, and no such loans may be prepaid unless New CEI is made whole for any additional costs that may be incurred because of such prepayment. New CEI will be fully reimbursed for all costs that it incurs in relation to loans made to the other participants.

New CEI and the Subsidiaries believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to the borrowing companies than the comparable cost of external short-term borrowings, and that the yield to the Subsidiaries contributing available funds to the Money Pool will generally be the same as the typical yield on short-term investments. However, if on any given day the funds available through the Money Pool are insufficient to satisfy the short-term borrowing requirements of a Subsidiary, such Subsidiary may effect short-term borrowings through lending institutions and/or through the sale of commercial paper, if appropriate.

New CEI and the Nonutility Subsidiaries hereby request that, to the extent borrowings from the money pool by the Nonutility Subsidiaries are not exempt under Rule 52, there be no limit on borrowings made through the money pool by the Nonutility Subsidiaries (other than the Nonborrowing Companies). A limit on Nonutility Subsidiary borrowing could result in unnecessary third party borrowing by the New CEI System. For example, if the Nonutility Subsidiary had a pre-arranged limit (i.e. $15 million), there could exist a scenario where some Subsidiaries have money invested in the Money Pool but a certain Nonutility Subsidiary might have a need to borrow more than its limit. Even though there would be funds available in the Money Pool, the Nonutility Subsidiary who had reached its borrowing limit would have to make a borrowing directly from New CEI of funds borrowed by New CEI from external sources, while the excess funds in the Money Pool which would not be available to such Nonutility Subsidiary would be invested with third parties. This series of transactions would be ineffective and detrimental to the New CEI System, as a whole. Accordingly, New CEI, on behalf of the Nonutility Subsidiaries (other than the Nonborrowing Companies), requests that, to the extent borrowings through the Money Pool are not exempt under Rule 52, there be no limit on the amount of borrowings which the Nonutility Subsidiaries (other than the Nonborrowing Companies) may make through the Money Pool. A similar request was made by Conectiv and granted by the Commission in Holding Co. Act Rel. No. 12711 (December 14, 1999).

G.   Consolidation and Reorganization of Nonutility Subsidiaries

New CEI may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries under one or more new or existing subsidiaries. To effect any such consolidation or other reorganization, New CEI could, among other things, directly or indirectly contribute to a new or existing subsidiary all of the outstanding equity securities of one or more Nonutility Subsidiaries or sell the equity securities of one or more Nonutility Subsidiaries to a new or existing subsidiary. Alternatively, a Nonutility Subsidiary could dividend the securities of one or more Nonutility Subsidiaries to a new or existing subsidiary.

To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, New CEI hereby requests authorization under the Act to consolidate or otherwise reorganize, under one or more new or existing subsidiaries, New CEI's ownership interests in one or more of Nonutility Subsidiaries, the acquisition of the securities of which is exempt from Commission approval under the Act. As indicated above, such transactions may take the form of such Nonutility Subsidiaries selling, contributing or transferring in the form of a dividend to new or existing subsidiaries, and such subsidiaries acquiring, directly or indirectly, the equity securities of such Nonutility Subsidiaries. Each such transaction would be effected in compliance with all applicable state or foreign laws and accounting requirements, and any sale transaction would be effected for a consideration equal to the book value of the equity securities of the Nonutility Subsidiary being sold. New CEI will report on the completion of each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this File.
New CEI further requests that the Commission reserve jurisdiction over consolidations or other reorganizations of New CEI's direct or indirect ownership interests in any Nonutility Subsidiaries, the acquisition of the securities of which is not exempt from the Act or authorized by the Commission under the Act, pending completion of the record.

H.  Payment of Dividends by New CEI Nonutility Subsidiaries.

New CEI also requests authorization, on behalf of New CEI's current and future non-exempt Nonutility Subsidiaries, other than Nonutility Subsidiaries which are NU Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus. This type of authorization has been granted to NU (see, Northeast Utilities, et al., Holding Co. Act Rel. No. 35-27147 (March 7, 2000)). The Applicants request that this order remain in effect after the Mergers and that the authority granted within be extended through the Authorization Period. The Commission has granted similar approvals to other registered holding companies. (See Entergy Corporation, et al., Holding Co. Act Rel. No. 35-27039 (June 22,
1999); Interstate Energy Corporation, et al., Holding Co. Act Rel. No. 35-27069 (August 26, 1999))

New CEI anticipates that there may be situations in which one or more of such Nonutility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

Further, there may be periods during which unrestricted cash available for distribution by such Nonutility Subsidiary exceeds current and retained earnings due, for example, to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

New CEI, on behalf of each such current and future non-exempt Nonutility Subsidiary represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. New CEI also states that the Nonutility Subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

I. Establishment of Service Companies and Approval of Service Agreements.

As an exempt holding company, CEI currently provides a number of services to its affiliates and subsidiaries principally through its regulated subsidiaries CECONY and O&R. As a registered holding company, NU established Northeast Utilities Service Company ("NUSCO") in 1966 as a service company pursuant to Section 13(b) of, and Rule 88 under, the Act. The basic form of service agreement, including exhibits thereto which described the services offered and methods of allocation of costs, was an exhibit to NU's application-declaration seeking authority for NUSCO and made effective by the Commission. In addition, NU has filed an application/declaration on Form U-1 on February 28, 2000 seeking authorization to create and maintain a service company for its nonutility subsidiaries.

As part of their business combination, CEI and NU anticipate centralization of some of the service functions in the combined company but have not yet completed their analysis of how best to accomplish this goal, a task that is not expected to be completed until after the consummation of the Mergers. However, New CEI currently anticipates forming two subsidiary service companies to perform services for the companies in the New CEI
System. In that connection, prior to closing of the Mergers, New CEI will establish one new subsidiary service company, Nonutility ServCo , and immediately subsequent to the merger, NU will transfer to New CEI, through dividend, sale or other appropriate method, all of the stock of NUSCO, which will be renamed and is referred to herein as CorpCo. CorpCo and Nonutility ServCo will, subsequent to the Mergers, assume from CECONY, O&R and NUSCO all of the service functions currently performed for affiliates by CECONY, O&R and NUSCO. CorpCo will be a direct subsidiary of New CEI and Nonutility ServCo will be a direct subsidiary of the proposed Non-Utility Holding Company. Employees performing such functions will become employees of either Nonutility ServCo or CorpCo. Upon closing of the Mergers, New CEI and the Subsidiaries (including the Non-Utility Subsidiaries) will enter into a new single systemwide Service Agreement with CorpCo and the Nonutility subsidiaries will also enter into a Nonutility Service Agreement with Nonutility ServCo. New CEI seeks authorization for it and its Subsidiaries from the Commission to enter into the form of Service Agreement annexed as Exhibit M-1 with CorpCo which contemplates that the services to be offered to system companies will include, but will not be limited to:

   1. Accounting. CorpCo will offer advice and assistance to system companies in accounting matters, including the development of accounting practices, procedures and controls, the preparation and analysis of financial reports, and the processing of certain accounts such as accounts payable, payroll, customer and cash management.

   2. Auditing. CorpCo's internal auditing staff provide periodic auditing of the accounting records and other records maintained by system companies, coordinating their examination, where applicable, with that of independent public accountants.

   3. Legal and Regulatory. The service companies will offer advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including 1935 Act authorizations and compliance and regulatory matters under other Federal and State laws.

   4. Information Technology, Electronic Transmission and Computer Services. CorpCo will provide the organization and resources for the operation of an information technology function including the operation of a centralized data processing facility and the management of a telecommunications network.

   5. Software Pooling. CorpCo will accept from system companies ownership of and rights to use, assign, license or sublicense all software owned, acquired or developed by or for system companies, if any, which system companies can and do transfer or assign to it. CorpCo will preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; to license system companies, on a non-exclusive, no-charge or at-cost basis, to use all software which the relevant Service Companies has the right to sell, license or sublicense; and, at the relevant system companies' expense, to permit system companies to enhance any such software and to license others to use all such software and enhancements to the extent that CorpCo shall have the legal right to so permit.

   6. Employee Benefits/Pension Investment. CorpCo will provide central accounting for employee benefit and pension plans of system companies.

   7. Employee Relations. CorpCo will advise and assist system companies in the formulation and administration of employee relations policies and programs relating to the relevant system companies' labor relations, personnel administration, training, wage and salary administration and safety.

   8. Operations. CorpCo will advise and assist system companies in the study, planning, engineering and construction of facilities of each system company and of the System as a whole, and will advise, assist and manage the planning, engineering (including maps and records) and construction operations of system companies electing this service.

   9. Executive and Administrative. CorpCo will advise and assist system companies in the solution of major problems and in the formulation and execution of the general plans and policies of system companies electing this service. CorpCo will advise and assist system companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various Federal and State securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of system companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.

   10. Business & Operations Services. CorpCo will advise and assist system companies in all matters relating to operational capacity and the preparation and coordination of operating studies. Additionally, CorpCo will perform general administrative support services, including travel services, aviation, fleet, mail and facilities management.

   11. Risk Management. CorpCo will advise and assist system companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, in the settlement of insured claims and in providing risk prevention advice.

   12. Environmental Compliance. The Service Companies will provide consulting, cleanup and other service activities as required to ensure full compliance with applicable environmental statutes and regulations.

   13. Corporate Planning. CorpCo will advise and assist system companies in studying and planning in connection with operations, budgets, economic forecasts, capital expenditures and special projects.

   14. Purchasing. CorpCo will advise and assist system companies in the purchase of materials, supplies and services, will conduct purchase negotiations, prepare purchasing agreements and will administer programs of material control.

   15. Rates. CorpCo will advise and assist system companies in the analysis of their rate structure in the formulation of rate policies and in the negotiation of large contracts. CorpCo will also advise and assist system companies in proceedings before regulatory bodies involving the rates and operations of system companies and of other competitors where such rates and operations directly or indirectly affect system companies.

   16. Research. CorpCo will investigate and conduct research into problems relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy and other services.

   17. Tax. CorpCo will advise and assist system companies in the preparation of Federal and other tax returns, and will generally advise system companies as to any problems involving taxes including the provision of due diligence in connection with acquisitions.

   18. Corporate Secretary. CorpCo will provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; preparing and filing required annual and interim reports to shareholders and the SEC; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records.

   19. Investor Relations. CorpCo will provide fair and accurate analysis of New CEI and its operating subsidiaries and its outlook within the financial community, enhancing New CEI's position in the energy industry; balancing and diversifying shareholder investment in New CEI through a wide range of activities; providing feedback to New CEI and its operating subsidiaries regarding investor concerns, trading and ownership; holding periodic analysts meetings; and providing various operating data as requested or required by investors.

   20. Customer Service. CorpCo will provide services and systems dedicated to customer service, including billing, remittance, credit, collections, customer relations, call centers, energy conservation support and metering

   21. Treasury/Finance. CorpCo will provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; oversight of decommissioning trust funds and general financing activities.

     22. External Affairs. CorpCo will provide services in support of corporate strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. CorpCo will formulate and assist with public relations and communications programs and administration of corporate contribution and community affairs programs.

   23 . Office Space and Equipment. CorpCo will assist in the leasing of land, buildings, furnishings and equipment, including computer hardware and software and transportation equipment.

As compensation for services performed, the Service Agreement will provide for the client companies to pay to CorpCo the cost of such services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards. Under the terms of the Service Agreement, CorpCo will render services to the subsidiary companies of New CEI at cost. CorpCo will account for, allocate and charge its costs of the services provided on a full cost reimbursement basis under a work order system consistent with the Uniform System of Accounts for Mutual and Subsidiary Service Companies. Costs incurred in connection with services performed for a specific subsidiary company will be billed 100% to that subsidiary company. Where more than one company is involved in or has received benefits from a service performed, the Services Agreement will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in a schedule to the Services Agreement. Indirect costs incurred by CorpCo which are not directly allocable to one or more subsidiary companies will be allocated in proportion to how either direct salaries or total costs are billed to the subsidiary companies depending on the nature of the indirect costs themselves. The time CorpCo employees spend working for each subsidiary will be billed to and paid by the applicable subsidiary on a monthly basis, based upon time records. Each subsidiary company will maintain separate financial records and detailed supporting records showing CorpCo's charges. A copy of the Policies and Procedures concerning the New CEI Service Companies is attached hereto as Exhibit M-3. Thus, charges for all services provided by CorpCo to affiliated Utility Subsidiaries and Nonutility Subsidiaries will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

NU and CEI believe that their approach to service company arrangements provides them with the appropriate degree of flexibility to integrate their operations in a manner consistent with applicable laws and regulations. CorpCo will provide general administrative and corporate services system wide to all system companies. Nonutility ServCo will provide specified competitive services to the Nonutility Subsidiaries.

The services that Nonutility ServCo is expected to provide to the Nonutility Subsidiaries include, without limitation, employee recruiting, engineering, hedging and financial derivatives and arbitrage services, electric purchasing for resale, purchasing of electric transmission, system operations and marketing. Moreover, the Commission has found in similar (albeit considerably more complex) circumstances that the simplicity requirements of Section 11(b)(2) of the Act are aimed at preventing the "leverage and pyramiding device" that gave rise to the Act and that those requirements do not prohibit the organization of additional service companies in the same holding company system to the extent it "offers various benefits," including "afford[ing] separation between the utility and non-utility businesses [within the holding company system]," especially where it is legally required. Entergy Corp., Holding Co. Act Rel. No. 27039 (June 22,
1999).  See, also, Entergy Corp., Holding Co. Act. Rel. No. 26322 (June 30,
1995). Here, as in the Entergy matter, the formation of Nonutility ServCo will allow the Applicants and the other companies in the New CEI system to separate their regulated utility and the competitive non-utility businesses and afford stronger compliance with code of conduct requirements that may arise in the jurisdictions in which the New CEI companies do business. A form of Nonutility ServCo Service Agreement is filed as Exhibit M-2 hereto.

No change in the organization of CorpCo or Nonutility ServCo, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until New CEI shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify New CEI within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until New CEI shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

Rule 88 (b) provides that "(a) finding by the commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or is to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by (Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13- 1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994). In this Application, New CEI has submitted substantially the same application information as would have been submitted in a Form U-13-1.

Accordingly, it is submitted that it is appropriate to find that CorpCo and Nonutility ServCo will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

Accordingly, New CEI requests authorization to maintain, subsequent to the Mergers, Non-Utility Holding Company, CorpCo and Nonutility ServCo. Initially, Non-Utility Holding Company will issue 1000 shares of common stock, no par value, all of which will be subscribed to by New CEI at a price of $1 per share. NU will transfer all of its shares in NUSCO to CEI and NUSCO will be renamed. Nonutility ServCo will issue 1000 shares of common stock, no par value, all of which will be subscribed to by Non-Utility Holding Company at a price of $1 per share.

In addition, Pike and RECO, two utility subsidiaries of New CEI, have no employees. Traditionally, services provided by these companies to their customers have been provided by employees of O&R. Such services are provided at cost. New CEI, on behalf of O&R, Pike and RECO, seek authorization for this arrangement to continue pursuant to Rule 87.

J. Provision of Services by the Nonutility Subsidiaries to other Nonutility Subsidiaries at other than Cost

Nonutility ServCo and the Nonutility Subsidiaries propose to provide services to each other at any price they deem appropriate, including, but not limited to, cost or fair market prices, and request an exemption pursuant to
Section 13(b) and Rule 100(a) from the "at cost requirement" of Rules 90 and 91 to the extent that a price other than "cost" is charged. (Authority for NGS to provide certain services to NGC at other than at cost has been separately requested in NU's application/declaration, as amended, in File No. 70-9543). Nonutility ServCo and the Nonutility Subsidiaries propose to retain the option to provide services to each other at cost, consistent with Rules 90 and 91, if reasonable business considerations call for such an at-cost charge. Nonutility ServCo will not perform any services for any of New CEI's regulated public utility subsidiaries or enter into any other transactions in which those public utility subsidiaries would be required to make payments directly to Nonutility ServCo. Any services provided by the Nonutility Subsidiaries to CEI's regulated public utility subsidiaries will be provided at "cost" consistent with Rules 90 and 91. Nonutility ServCo and the Nonutility Subsidiaries will not provide services to any associate company that, in turn, provides such services or sells such goods, directly or indirectly, to any other associate company that is not a Nonutility Subsidiary, except pursuant to the requirements of the Commission's rules and regulations under Section 13(b) or an exemption therefrom obtained in a separate filing.

Accordingly, the Nonutility Subsidiaries request authorization to provide services to each other (other than services provided by NGS to NGC) at other than cost. However, such services will not be provided at other than cost to an associate power project unless one or more of the following conditions is satisfied:

(i) the project is a FUCO or an EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

(ii) the project is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries, unless there are structural protections to protect consumers against any adverse effect of pricing at market rates were in place and there is no pass-through of the difference between cost and market to consumers.

(iii) the project is a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'- length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company (other than a Utility Subsidiary) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA; or

(iv) the project is a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or

(v) the project is a Rule 58 Subsidiary or any other Nonutility Subsidiary that (a) is partially-owned by New CEI, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary (or any other entity that New CEI may form whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

These circumstances for which market based pricing authority is being requested are substantially the same as those approved by the Commission in other cases. See Entergy Corporation, et al., Holding Co. Act Rel. No. 27039 (June 22, 1999); Ameren Corp., et al., Holding Co. Act Rel. No. 27053 (July 23, 1999); and Interstate Energy Corporation, Holding Co. Act Rel. No. 27069 (August 26, 1999).

K. Activities Of Rule 58 Subsidiaries Outside The United States.

New CEI, on behalf of any current or future Rule 58 Subsidiaries, requests authority to engage in business activities permitted by Rule 58 outside the United States. Such activities may include:

(i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");

(ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and

(iii) engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

L.  New CEI Stock Plans and other Employee Benefit Plans.

New CEI proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 50 million shares of New CEI common stock under New CEI's dividend reinvestment and cash payment plan, certain incentive compensation plans and certain other employee benefit plans and employment or other agreements described below.

1.   The New CEI Drip

Both CEI and NU currently maintain dividend reinvestment plans with a direct stock purchase feature . It is currently anticipated that New CEI will have a similar plan (the "New CEI Drip"). Participants in the CEI plan and NU plan will be eligible to become participants in the New CEI Drip.

The purpose of the New CEI Drip is to provide eligible participants with a convenient and economical way to purchase New CEI common stock by reinvesting dividends and/or making optional monthly investments.
Shareholders of CEI would be eligible to participate. Foreign citizens are eligible to participate as long as their participation would not violate any laws in their home countries.

At New CEI's discretion, shares of New CEI common stock purchased under the New CEI Drip will be either newly issued or purchased on the open market by an independent agent. Any determination by New CEI to change the manner in which shares will be purchased for the New CEI New Drip, and implementation of any such change, will comply with applicable law and Commission interpretations then in effect.

Net proceeds from the sale of newly issued shares of New CEI common stock will be added to the general corporate funds of New CEI and will be used to meet its capital requirements and the capital requirements of its subsidiaries. New CEI will not receive any proceeds from shares acquired in the open market.

2. Incentive Compensation Plans.

CEI and NU currently maintain employee stock option plans. NU also maintains an incentive compensation plan under which stock options and
restricted shares may be granted.   On completion of the Mergers, New CEI
will assume the CEI and NU stock option plans and each outstanding CEI and NU stock option issued under the various CEI and NU plans. It is currently anticipated that prior to the Mergers, CEI will adjust the terms of all outstanding CEI employee stock options to provide that the options will constitute options to acquire shares of New CEI common stock, on the same terms and conditions as apply to the CEI stock options. Prior to the Mergers NU will adjust the terms of all outstanding NU employee stock options to provide that the options will constitute options to acquire, on the same terms and conditions as apply to the NU employee stock options, the same number of shares of New CEI common stock (rounded down to the nearest whole share) as the holder of the option would have received in the NU Merger had the holder exercised the option in full immediately prior to the NU Merger. The amount of the exercise price per share of New CEI common stock (rounded up to the nearest cent) under any option will be equal to the aggregate amount of the exercise price of the NU common shares subject to the NU option divided by the total number of shares of New CEI common stock to be subject to the option.

3.   Other Plans.

Both CEI and NU maintain various stock plans for employees and directors, including investments in company stock through the employee's
401(k) plan.   New CEI has not yet decided what specific plans will be
maintained for employees or directors subsequent to the Mergers.

In addition, prior to the Mergers, CEI may enter into employment or other agreements with certain of its officers and employees that may provide for grants of stock options and/or restricted stock or units, which would be satisfied through open market purchases. Subsequent to the Mergers, New CEI may enter into employment or other agreements with certain officers and employees providing for similar grants.

Accordingly, New CEI requests authority to issue and sell, from time to time, pursuant to its dividend reinvestment plan, stock-based management incentive plans, and other employee and director benefit plans, up to 50 million shares of New CEI common stock (as such number may hereafter be adjusted to reflect any stock split).

M.  Interest Rate Hedges.

New CEI, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate costs. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's, are equal to or greater than BBB-, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

Anticipatory Hedges. In addition, New CEI and the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar "), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. New CEI or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. New CEI or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither New CEI nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

New CEI and the Subsidiaries will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.

N.  Tax Allocation Agreement

New CEI and the Subsidiaries ask the Commission to approve an agreement for the allocation of consolidated tax among New CEI and the Subsidiaries (the "Tax Allocation Agreement"). Approval is necessary because the proposed Tax Allocation Agreement may provide for the retention by New CEI of certain payments for tax losses incurred from time to time, rather than the allocation of such losses to Subsidiaries without payment as would otherwise be required by Rule 45(c)(5) Attached as Exhibit N-1 is a copy of the proposed Tax Allocation Agreement.

Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system, that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Rule 45(c)(5) provides that:

       The agreement may, instead of excluding members as provided in paragraph(c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits.

Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between associate companies, on the one hand, and subsidiary companies, on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act. Holding Co. Act Rel. No. 21968 (March 25, 1981), citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482. The Commission has recognized that there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address.

As a result of the Mergers, New CEI will be creating tax credits that are non-recourse to the Subsidiaries. As a result, New CEI should retain the benefits of those tax credits. This authorization requested is similar to the authorization sought of the Commission by SCANA Corporation in File No. 70-9533. Accordingly, the Applicants request that the Commission approve the Tax Allocation Agreement.

O. Low Income Housing Tax Credit Property Investments and Other Investments.

CECONY currently has an investment in the New York Equity Fund ("NYEF").
The NYEF is structured principally for investment by qualified corporations to supply equity financing to low-income-housing improvement projects that qualify for low income housing tax credits ("LIHTC") under Section 42 of the Internal Revenue Code of 1986, as amended (the "Code"), located predominantly in the New York City area. The NYEF acquires limited partnership interests in various partnerships sponsored by non-profit organizations engaged in the development, leasing, operation or disposition of the projects. CECONY's total capital contribution as of year-end 1999 was $10 million. In 1999, CECONY's share of low income housing credits amounted to $1.5 million, for a net tax benefit of $1.7 million.

CEDI is presently negotiating to make an LIHTC investment through the acquisition of limited partnership units in limited partnerships that are organized specifically to invest in low-income, multi-family housing projects throughout the United States. New CEI seeks authorization from the Commission for CEDI to retain any such investments after the consummation of the Mergers and to invest in additional LIHTC properties through this or similar limited partnerships. These limited partnerships are designed to ensure that the properties qualify for LIHTCs and remain in compliance under
Section 42 (the Code. A separate limited partnership would be established for each qualifying housing development. This structure would allow for financing each project on a stand-alone basis, for insulating each investment property from any liabilities that may occur in the development of the other properties and for facilitating compliance with the requirements of Section 42 of the Code. CEDI would not serve as the developer of these properties, but merely as an investor with due diligence oversight and other rights typically afforded to limited partners. These investments would allow CEDI, by obtaining the tax credits, to be able to manage and lower its income tax expense.

New CEI seeks authorization for CECONY to retain its existing investment in NYEF and for CEDI to retain any LIHTC investments it may have at the time of the Mergers and to invest in a limited number of LIHTC Partnerships in the United States from time to time during the Authorization Period. The aggregate amount of such investments would be limited to $500 million in equity over the Authorization Period, including any LIHTC investments outstanding at the time of the Mergers.

As described above, this Application does not seek approval to invest in any specific LHITC partnership, but rather seeks general approval for the investment of up to $500 million in such LHITC partnerships during the Authorization Period. Except for properties that CEDI is considering for investment which have already been awarded tax credits, no specific properties can yet be identified for future investment because it is not known which properties would be awarded tax credits through the annual, competitive, tax credit allocation process.

As mentioned above, CEDI is currently pursuing an investment in a partnership with an existing tax credit allocation;. CEDI intends to invest approximately $49 million in the currently proposed investment, which will
be funded approximately 25% equity and 75% indebtedness.   In return, CEDI
will receive indirect interests in approximately 30 limited partnerships, each of which will own and operate one multifamily residential rental real estate property. All or a portion of the units in each such property are anticipated to qualify for federal low-income housing tax credits under
Section 42 of the Code. An affiliate of the sponsor of this investment will provide certain guarantees regarding CEDI's anticipated return from the transaction.

Limited partnership agreements for additional prospective investments have not yet been identified. They are typically negotiated with the third-party developer in the 30-60 days immediately preceding the time of the investment. CEDI would not be the general partner, but would only be a limited partner with the usual rights of a limited partner under a limited partnership agreement pursuant to applicable law. The General Partner, or a separate management company with which the partnership may enter into a management agreement, would manage the day to day operations of each housing project, including leasing activities, rent collection and property maintenance. It is expected that the Limited Partnership Agreements would be similar to the one entered into for NYEF. The NYEF Agreement is attached as Exhibit B-1.

The LIHTC provides investors with an incentive to invest in low-income housing projects by providing investors with a direct reduction to their federal income tax liability. In exchange for an LIHTC, the owner of a qualified property must agree to rent the units to persons with sufficiently low incomes as defined in Section 42 of the Code for at least fifteen years. In this way, the LIHTC program has resulted in the creation of a substantial amount of affordable housing.. New CEI recognizes that affordable housing is in need throughout the United States, not solely in the service area of New CEI and thus seeks authorization for CEDI to invest in LIHTC properties up to an aggregate amount of $500 million during the Authorization Period.

CECONY also currently has an investment in a venture capital partnership fund that promote the development of high-tech businesses, New
York City Discovery Fund (NYCDF).   Under the direction of NYC Economic
Development Commission (NYCEDC), Prospect Street Investment Management Company (PSIM) established a venture capital partnership fund to provide equity capital to foster development of high tech businesses in New York City, with a goal of creating 4,000 jobs. Commitments of $5 million from CECONY, $10 million from Brooklyn Union Gas, and $5 million from the New York Power Authority were added to the $10 million investment previously committed by the City Economic Development Committee. This $30 million in investments allowed the Fund to qualify for federal monies through the Small Business Administration ("SBA"), for total financing of approximately $75.5 million. During 1999, this project has been seeking the reinvestment of distributions (150% of initial commitment from current investors) in order to draw-down additional funding from the SBA to further expand the NYCDF to a total of $155 million.

To date, CECONY has invested $5 million in NYCDF. Major investments of the NYCDF include the following companies:

        Skyline - multimedia
        24/7 Media - internet advertising
        Bond Net - computer bond trading
        Comet-Systems-internet
        Systron - systems integrating
        The Mining Co.- internet content
        All Service Computer Rental
        Multex.Com - e-commerce financial
        Magna Software - creative software services.
        Air Media - wireless software
        Juno Online Services-internet broadcast house access provider.

CECONY does not seek authorization to make similar investments but, to the extent the investment is not permitted pursuant to Rule 40, is seeking authorization to retain this investment.

P.  Certificates of Notification.

It is proposed that, with respect to New CEI, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and New CEI. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

The Rule 24 certificates will contain the following information for the reporting period:

       (a) The sales of any Common Stock by New CEI and the purchase price per share and the market price per share at the date of the agreement of sale;

       (b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under New CEI's employee benefit plans and dividend reinvestment plan or otherwise, including any plans hereafter adopted;

       (c) If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer;

       (d) The amount and terms of any Debentures issued during the quarter;

       (e) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52;

       (f) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

       (g) The name, parent company, and amount invested in any Intermediate Holding Company or new Subsidiary or Financing Subsidiary during the quarter;

       (h) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

       (i) The amount and terms of any short-term debt issued by New CEI during the quarter;

      (j) The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter;

      (k) The amount and terms of any short-term debt issued by any Intermediate Holding Company during the quarter;

      (l) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including New CEI, that has engaged in financing transactions during the quarter.

Item 2.   Fees, Commissions and Expenses

The information required by Item 2 will be provided by amendment.

Item 3.   Applicable Statutory Provisions.

The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application.

Section of/Rule under            Transactions to which such Section/Rule is
the Act                            or may be applicable
----------------------            -------------------------------------

Sections 6(a), 7                 Issuance of Securities; Incurrence of
                                 Indebtedness;
Section 12(b), Rule 45           Provision of Guarantees and other Credit
                                 Support

Section 13,                      Establishment of Service Company; Approval of
Rules 80-92                      Service Agreement; Exemption of Certain
                                 Transactions from At-Cost Rules

Section 12, Rule 45              Tax Allocation Agreement

Rule 42                          Dividend Reinvestment Plans and Stock-Based
                                 Employee Benefit Plans

     A. Issuance of Securities; Incurrence of Indebtedness; Provision of Guarantees

New CEI's proposed issuance of securities in connection with the Mergers including the proposed issuance of common stock to shareholders of NU in connection with the NU Merger is expressly permitted by Section 7(c)(2)(A) of the Act as such securities are to be issued "solely...for the purpose of effecting a merger." New CEI's credit support for its non-utility subsidiaries is also expressly permitted by the Act under Section 7(c)(1)(C). The particular question that arises in the current situation relates to the existence and future issuance of long-term debt securities (the "Proposed Securities") by New CEI generally.

Issuances and sales by New CEI of the Proposed Securities and of the guaranties by New CEI of issuances of the Proposed Securities by the Financing Subsidiaries are subject to sections 6(a), 7 and 12(b) of the Act and rule 45 under the Act.

Section 7(c) addresses the kinds of securities that a registered holding company may issue, subject to the standards of section 7(d), which addresses
the quality and cost of the securities to be issued.   Section 7(c)(1), which
specifies the types of securities a registered holding company may issue, omits long-term unsecured debt securities.

The types of securities described in section 7(c)(1) are: (A) common stock having a par value and being without preference as to dividends or distribution over and having at least equal voting rights with, any outstanding security of the declarant; (B) bonds (i) secured by a first lien on the physical property of the declarant, or (ii) secured by an obligation of a subsidiary company of the declarant secured by a first lien on physical property of such subsidiary company, or (iii) secured by any other assets of the type and character which the Commission by rules and regulations or order may prescribe as appropriate in the public interest or for the protection of investors; (C) guaranties of, or assumption of liability on, a security of another company; or (D) receiver's or trustee's certificate[s] duly authorized by the appropriate court or courts.

Section 7(c)(2)(D) provides an exception for other securities not specified in section 7(c)(1) that are issued for "necessary and urgent corporate purposes" of the issuer ("Necessary and Urgent Clause"). This clause permits a registered holding company to issue or sell securities, subject to section 7(d), "for [its] necessary and urgent corporate purposes
 ... where the requirements of ...[section 7(c)(1)] would impose an unreasonable financial burden upon the [registered holding company] and are not necessary or appropriate in the public interest or for the protection of investors or consumers."

For many years, the Commission has authorized registered gas holding companies to issue long-term unsecured debt to finance their subsidiaries
operations.   In addition, the Commission has traditionally administered the
Necessary and Urgent Clause so as to limit issuances of long-term debt by an electric holding company primarily to cases where there was a short-term need to provide funds for its utility operations, together with an expectation that the debt would be replaced with either equity or increased retained earnings in the foreseeable future. <FN2> In a recent order granted by the Commission for the Southern Company (Holding Co. Act Rel. 35-27134 (Feb. 9,
2000) (the "Southern Order"), the Commission authorized the holding company to issue long-term unsecured debt stating that in today's increasingly competitive environment which electric systems face and the changing mix of holding company businesses, such an issuance met the requirements of the Act.

<FN2> See, e.g., Northeast Utilities, Holding Co. Act Rel.  No. 19519
(stating an expectation that the required funds would be raised on a permanent basis through the issuance of equity "if and when [the registered holding company would be] in a position to do so on satisfactory terms"); GPU, Inc., Holding Co. Act Rel. No. 16540 (relying on a representation by the registered holding company that the utility subsidiary companies requiring the funds would in the future finance their own capital requirements as their earnings improved).

As was the case in the Southern order, the proposed financings by New
CEI are for a necessary and urgent corporate purpose resulting from the competitive nature of the energy markets within which New CEI must compete. In addition, certain non-utility subsidiaries of New CEI are unable efficiently to secure financing for their operations on their own and thus must look to New CEI to obtain such funds. Also, compliance with the provisions of Subparagraph (1) of Section 7(c) would impose an unreasonable financial burden on New CEI by imposing a more costly and unnecessary means of raising needed capital. Compliance with the provisions of Subparagraph
(1) of Section 7(c) is not necessary or appropriate in the public interest or for the protection of investors or consumers.

The financings are for necessary and urgent corporate purposes.
Congress has authorized registered holding companies to acquire EWGs, FUCOs and ETCs and the Commission has authorized registered holding companies either by rule or order to engage in a variety of nonutility businesses. (e.g. energy-related companies formed under Rule 58). These businesses are deemed by the Act to be "consistent with the operation of an integrated public utility system." Many of these businesses, unlike utilities, are often unable to raise funds by themselves on a cost-effective basis. As a consequence, the Commission, in the Southern Order, found that a prohibition imposed by a restrictive interpretation of section 7(c)(2)(D) on the use by electric registered holding companies of securities other than equity and short-term debt to fund these businesses would unduly burden their participation in nonutility activities that either the Commission or Congress have authorized. The Commission recognized as necessary and urgent those purposes which a holding company finds to be compelling or crucial to its operations, whether utility or nonutility. The Commission also found that is prudent to refinance short-term debt when it has been incurred to acquire a long-term asset and that it is often uneconomical to refinance this debt through the issuance of securities by the acquired company or the issuance of holding company common stock.

Limiting New CEI's financing options may impose an unreasonable financial burden. As noted above, in prior financing orders relying on the Necessary and Urgent Clause, the Commission had concluded that the holding company could not favorably access the equity markets in order to meet its financing requirements. The financing cost differential between equity and either unsecured debt or hybrid securities can be very substantial. Failure to approve the application would result in a substantial financing cost burden on New CEI.

In addition, exclusive reliance on short-term debt subjects the issuer to interest rate fluctuations and limits the ability to realize the economic value of long-term assets. Short-term loan agreements also typically subject the issuer to more restrictive covenants than are prevalent in long-term financing. Exclusive reliance on equity will increase the after-tax cost of capital and will, in the short-term, dilute earnings per share. Although New CEI intends to also rely on a financing subsidiary to issue authorized securities, it seeks authority to do so directly in such circumstances it may deem to be more appropriate in light of circumstances, such as market conditions and transaction costs. As noted above, in the Southern Order, the Commission recognized that this sort of financing flexibility is needed by a registered holding company and that requiring a holding company to issue equity under circumstances when debt financing may be less expensive could impose an unreasonable financial burden on the company. In this regard, New CEI represents that it will not issue any proposed debt security unless it has evaluated all relevant financial considerations (including without limitation the cost of equity capital) and has determined that to do so is preferable to issuing common stock or short-term debt.

For the reasons discussed above, the Commission should find that the issuance of the Proposed Securities is permitted under the Necessary and Urgent Clause and that such issuance presents no detriment to the interests protected under the Act

B.   Services Among the Nonutility Subsidiaries at Other than Cost

The Nonutility Subsidiaries propose performing services for each other at rates other than cost. The final sentence of Section 13(b) permits the Commission to exempt certain categories of transactions otherwise falling within the scope of Section 13(b) from the at-cost requirement if the transactions "involve special or unusual circumstances." In the past, the Commission has recognized that the at-cost provisions of the Act and the rules thereunder were "designed to protect public utility companies against the tribute heretofore exacted from them in the performance of service . . . contracts by their holding companies and by servicing . . . companies controlled by their holding companies" and has granted exemptions from the at cost requirement "where structural protections to protect customers against any adverse effect of pricing at market rates were in place." Entergy Corp., H.C.A. Rel. No. 27039 (June 22, 1999), and decisions cited therein. See, also, Interstate Energy Corp., H.C.A. Rel. No. 27069 (August 26, 1999), and decisions cited therein; New England Electric System, H.C.A. Rel. No. 22309 (December 9, 1981).

The requested exemption from the "at-cost" requirements of the Act in the circumstances described in Item 1.J, above is entirely consistent with
Section 13(b) and the rules thereunder. First, as the electric industry restructures, it is important that the subsidiaries of public utility holding companies that are involved in competitive, unregulated businesses be free to conduct those businesses according to the same ground rules as are used in other competitive industries, including providing services to each other at prices other than "cost". Also, because the Nonutility Subsidiaries will be free to obtain services from unaffiliated companies, there will be structural safeguards in place to permit the Nonutility Subsidiaries to deal with each other on an appropriate, arms-length basis with respect to services provided at a price other than cost. Nonutility ServCo and the Nonutility Subsidiaries will adhere to Section 13 of the Act and the Commission's rules promulgated thereunder with respect to the allocation of their costs to their customer companies. Any allocation method that is used will be consistent with the Commission's rules with respect to allocations of costs to affiliated companies. Any amount billed for services performed by an affiliate under a service agreement with a Nonutility Subsidiary will be billed directly to that Nonutility Subsidiary. Nonutility ServCo and the Nonutility Subsidiaries will keep complete and accurate accounts of all receipts and expenditures in accordance with the Commission's rules and the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission. The Nonutility Subsidiaries will therefore comply with Rule 93 by following the Commission's System of Accounts set forth in 17 C.F.R. Part 256 and the Federal Energy Regulatory Commission's Uniform System of Accounts after which the Commission's System of Account was modeled.

This authorization requested is similar to other exemptions from the "at cost" standards of Rules 90 and 91 granted by the Commission. (See, Interstate Energy Corporation, et al., Holding Co. Act. Rel. No. 35-27069, August 26, 1999, Ameren Corporation, Holding Co. Act. Rel. No. 35-27053, July 23, 1999, Cinergy Corp. Holding Co. Act. Rel. No. 35-26984 (March 1 1999), Central and South West Corporation, et al. Holding Co. Act. Rel. No. 35-26887 (June 19, 1998), the "Exemption Orders").

C. Inclusion of NU's Consolidated Retained Earnings in New CEI's Calculation of its Consolidated Retained Earnings for purposes of Rule 53(a)(1)(ii).

As stated earlier, at the time immediately before the effectiveness of the Mergers, it is expected that NU will have CREs of more than $650 million (At March 31, 2000, NU had CREs of $642 million). New CEI hereby seeks authority to include the amount of NU's CREs as of immediately before the Mergers in the calculation of New CEI's CREs for purposes of Rule 53(a)(1). In addition, on a going forward basis, New CEI hereby seeks authorization and approval to include the amount of CREs of NU in New CEI's calculation of its CREs for purposes of Rule 53(a)(1).

In the alternative, New CEI requests that the aggregate amount of EWG and FUCO investments by CEI prior to the Mergers, be "grandfathered" and allowed by the Commission without being included in the calculation of New CEI's investment in EWGs and FUCOs for purposes of Rule 53. The basis for this request is that, in an analogous situation, the Commission has traditionally grandfathered nonutility investments made before an entity became part of a registered system. See, e.g., New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997). Thus, investments in "energy-related companies" that predate registration of the investor are not counted toward "aggregate investment" for purposes of Rule 58. Although there is no case on point, the Applicants believe that the same accommodation should be made for preexisting EWG and FUCO investments for purposes of Rule 53, simply as a matter of comity. In essence, New CEI is seeking authorization to issue securities for use in the investment in EWGs and FUCOs in an additional amount that would not exceed 50% of New CEI's "average" CREs.

D.   CECONY and CEDI Investments.

In this Application, New CEI seeks authorization for CECONY and CEDI to maintain their investments in LIHTC properties and CECONY's investment in NYCDF and for CEDI to continue to make investments in LIHTC properties through the acquisition of interests in limited partnerships from time to time during the Authorization Period up to an aggregate outstanding investment of $500 million.

The role of CEDI in LIHTC investments would be as a "passive investor" in the limited partnerships. It would invest in the limited partnership interests and review and analyze the financial statements generated by third-party property management firms and conduct, on a due diligence basis, compliance assessments to assure that the subject matter of the limited partnerships' investments would remain eligible for the LIHTC credits that CEDI seeks. CEDI would remain a "passive investor" and, like any other investor -- passive or otherwise - would follow and analyze the performance of the limited partnerships; CEDI's intent would be to perform the required due diligence to ensure that its LIHTC investments are being properly managed by the agents of the general partner.

In 1985, in authorizing an investment of $200 million by Central and South West Corporation ("CSW") pursuant to Section 9(c)(3) of the Act in a new company created to invest as an equity participant in leveraged leases, the Commission noted:

 "To approve the request of the applicants we must find not only that the acquisition is in the 'ordinary course of business' but that the acquisition of the securities is as an investment and not an acquisition that involves ownership and management of a nonutility business." Central and South West Corporation, Holding Co. Act Release No. 23578 (Jan. 22, 1985).

In the same Release, the Commission noted:

 "It can hardly be argued that for a business to attempt to reduce its tax liability is anything but an indication of prudent management...For such businesses to attempt such reductions can fairly be characterized as being in the ordinary course of business. The Commission can think of no argument which suggests that attempting to reduce one's tax liability should not also be considered to be in the ordinary course of business for a regulated utility holding company..." Id.

New CEI seeks authorization to invest up to $500 million (including its current outstanding LIHTC investment) in affordable housing via limited partnerships over the Authorization Period to try to maximize the LIHTC benefits available to it. In its filing, CSW sought authority from the Commission, similar to New CEI in this filing, "to continue to secure for CSW and its stockholders the tax benefits associated with" tax benefit transfer ("TBT") transactions. CSW asserted that tax benefits similar to TBT's were available through investment in conventional leases. Therefore, the Commission authorized the creation of a new company to invest in such leases and the $200 million investment by CSW to maintain those tax benefits. The Commission also authorized CSW to guarantee loans to the new company up to the amount of its investment in the new company. The Commission concluded that the purchase and investment in tax benefits of this type was both in the ordinary course of business of CSW and was an investment rather than an acquisition that involved management of the new company.

More recently, the Commission authorized the investment by Alliant
Energy Corporation ("Alliant") pursuant to Section 9(c)(3) of the 1935 Act of up to $50 million over five years to acquire limited partnership units in limited partnerships similar to those in which New CEI currently seeks authorization to invest. Alliant Energy Corporation, Holding Co. Act Release No. 27060 (August 13, 1999).

In addition, unlike the case of Michigan Consolidated Gas Company
(Holding Co. Act Release No. 25046, (June 22, 1970)), the proposed investments are only passive investments in, and do not involve "ownership and control of... another business" by New CEI. In the Michigan Consolidated Gas Company matter, the applicant sought to acquire the stock and notes of a wholly owned subsidiary company, Michigan Consolidated Homes Corporation ("Homes Corporation") which was formed to construct and operate housing projects. The applicant sought approval to provide financing for two housing projects that Homes Corporation was currently constructing in Detroit. In rejecting this application-declaration, the Commission noted that "[t]he acquisition here proposed would enable Michigan Consolidated to become engaged, through a wholly controlled subsidiary company, in the businesses of constructing and operating a housing development." Id. The Commission also emphasized the management activities of Homes Corporation in the housing projects.

In the instant matter, as noted above, CEDI would only be a limited partner and not a general partner of the limited partnerships. As a limited partner, unlike Michigan Consolidated Gas Company, CEDI would not control the prospective partnerships. The general partner(s), all of whom would be independent third-parties, would have full and exclusive control over the affairs of each partnership, subject to certain limited rights that limited partners, such as CEDI , may hold under limited partnership agreements pursuant to applicable law.

Furthermore, unlike Michigan Consolidated Gas Company, the general partner(s), or a separate management company with which the prospective partnerships may enter into a management agreement, would manage the day to day operations of each LIHTC property, including renting, leasing, rental collection and property maintenance activities. It is clear therefore, that unlike Michigan Consolidated Gas Company, CEDI is a passive investor and not an operator of the projects.

As demonstrated in the above precedents, the proposed investment by CEDI during the Authorization Period in a proven, relatively low-risk investment to achieve LIHTC benefits for its stockholders, is consistent with the Commission's authority for Section 9(c)(3) approvals of this nature. The investments proposed by New CEI to be made or maintained by CECONY and CEDI are the type of passive investments contemplated by Section 9(c)(3) of the Act and CECONY's and CEDI's efforts to reduce their tax liability through the proposed investment are within the "ordinary course of business" and within the meaning of Section 9(c)(3). For the reasons stated above, the Commission should grant the authorizations sought by New CEI on behalf of CEDI and CECONY pursuant to this Application.

As to CECONY's investment in NYCDF, this type of investment has been approved previously by the Commission. The Commission approved an earlier investment by Georgia Power Company of up to $5 million to acquire all of the limited partnership units of a limited partnership designed to make venture capital investments in high-tech companies located in Georgia Power's service territory. Georgia Power Company, Holding Co. Act Release No. 25949 (Dec. 15, 1993). See also generally, Hope Gas, Inc., Holding Co. Act Release No. 25739 (Jan. 26, 1993) (The Commission approved a $1 million investment in a limited partnership designed to encourage private local venture capital investments and achieve state tax credits for investors); The Potomac Edison Company, Holding Co. Act Release No. 25312 (May 14, 1991) (approval of investment in a for-profit economic development corporation); and East Ohio Gas Company, Holding Co. Act Release No. 25046 (Feb. 27, 1990) (approval of investment of $500,000 in limited partnership investing in real estate in downtown Cleveland). These precedents involve a variety of limited partnerships - some riskier than others - and authorize various investment sums. CECONY's investment in NYCDF as of December 31, 1999 was $5 million. Such investment is not expected to increase and CECONY is not seeking herein authority to increase such investment. The Applicants believe that such investment is permitted under Rule 40. To the extent such investment is not permitted under Rule 40, New CEI seeks, on behalf of CECONY, the authorization for CECONY to retain such investment.

E.  Compliance With Rules 53 And 54.

The transactions proposed herein are also subject to Rules 53 and 54.
Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guaranty the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

Rule 53(a)(1): Immediately following the Mergers, New CEI's "aggregate investment" in EWGs and FUCOs will be approximately $859 million, or approximately 17.2% of New CEI's pro forma "average consolidated retained earnings" as of March 31, 2000 (approximately $5 billion) not including NU's average CREs.

Rule 53(a)(2): New CEI will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. New CEI will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

Rule 53(a)(3): No more than 2% of the employees of the Utility
Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

Rule 53(a)(4): New CEI will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of New CEI's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

In addition, New CEI states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

Item 4.   Regulatory Approvals.

NYPSC has jurisdiction over the issuance of securities by CECONY and O&R, other than indebtedness with maturities of one year or less. The DPUC has jurisdiction over the issuance of securities by CL&P, other than indebtedness with maturities of one year or less. NHPUC has jurisdiction over the issuance of securities by PSNH, other than indebtedness of up to one year not exceeding a stated limit. MDTE has jurisdiction over the issuance of securities by WMECO other than indebtedness with maturities of one year or less. Pennsylvania Public Utility Commission has jurisdiction over the issuance of securities by Pike other than indebtedness with maturities of one year or less. The New Jersey Board of Public Utilities has jurisdiction over the issuance of securities by RECO other than indebtedness with maturities of one year or less.

Except as stated above, no state commission, and no federal commission, other than the Commission, has jurisdiction over any of the proposed transactions.

Item 5:  Procedure

New CEI and the Subsidiaries hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H-1. New CEI and the Subsidiaries respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than September 30, 2000. Additionally, New CEI and the Subsidiaries (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Item 6. Exhibits and Financial Statements

(a)   Exhibits

      B-1  Limited Partnership Agreement-New York Equity Fund*
      C-1 Registration Statement on Form S-4 (incorporated by reference to File No. 333-31390)
      F-1  Opinion of Counsel*
      G-1  Financial Data Schedule*
      H-1  Form of Notice*
      I-1  New CEI Corporate Chart*
      J-1  CEI Investments in EWGs and FUCOs*
      K-1  Debt Issuances of CEI Subsidiaries*
      L-1  Proposed New CEI Money Pool Terms*
      M-1  Form of CorpCo Service Agreement*
      M-2  Form of Nonutility ServCo Service Agreement*
      M-3  Service Company Policies and Procedures*
      N-1  Form of Tax Allocation Agreement*

(b)  Financial Statements*


* To be filed by amendment

Item 7.  Information as to Environmental Effects

The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of the Registration Statement of CEI and NU on Form S-4 and Commission approval of this Application. Consummation of the Transaction will not result in changes in the operations of New CEI, CEI, NU, YES or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


                        SIGNATURES

Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: June 30, 2000

Consolidated Edison, Inc.
(a Delaware Company)
Consolidated Edison, Inc.
(a New York Company)
Consolidated Edison of New York, Inc.

By:/s/ John D. McMahon
   John D. McMahon
   Senior Vice President and General Counsel,

Consolidated Edison Solutions, Inc.

By:/s/ Paula F. Jones
    Paula F. Jones
    Secretary

Consolidated Edison Development, Inc.
CED/SCS Newington, LLC
CED Generation Holding Company, LLC
CED Management Company, Inc.,
CED Operating Company, L.P.
Consolidated Edison Energy Massachusetts, Inc.
CED-GTM 1, LLC
GTM Energy LLC
Consolidated Edison Energy, Inc.

By: /s/ Andrew W. Scher
    Andrew W. Scher
    Secretary

Consolidated Edison Communications, Inc.

By: /s/ Edward P. Reardon
    Edward P. Reardon
    Secretary

Orange and Rockland Utilities, Inc.
Rockland Electric Company
Pike County  Light & Power Company

By: /s/  Peter A. Irwin
    Peter A. Irwin
    Secretary


Northeast Utilities
Western Massachusetts Electric Company
The Quinnehtuck Company
The Connecticut Light and Power Company
Northeast Utilities Service Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Services Company
Select Energy, Inc.
Mode 1 Communications, Inc.
The Rocky River Realty Company
Northeast Nuclear Energy Company
Select Energy Portland Pipeline, Inc.
Charter Oak Energy, Inc.
Select Energy Contracting, Inc.
North Atlantic Energy Services Corporation
North Atlantic Energy Corporation
Public Service Company of New Hampshire
Holyoke Water Power Company
HEC Inc.
Reeds Ferry, Inc.
Yankee Energy System, Inc.
Yankee Gas Services Company
Yankee Energy Financial Services Company
NorConn Properties, Inc.
Yankee Energy Services Company
R.M. Services, Inc.

By: /s/ David R. McHale
Name: David R. McHale
Title:  Vice President and Treasurer -Northeast Utilities Service
        Company, as Agent for all of the above named companies.